Mail Stop 3561

November 21, 2008

Peter H. Jackson
Chief Executive Officer
Intraware, Inc.
25 Orinda Way
Orinda, California 94563

> **Re:** **Intraware, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **November 3, 2008**
> **File No. 000-25249**

Dear Mr. Jackson:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Background of the Merger, page 21

1. Please revise this section to disclose each meeting related to the merger and identify each person who attended each meeting or who performed a material task related to the merger. For example, where you state that "members of our management team" or "members of Acresso's management team" attended meetings or performed tasks, please identify the individuals to whom you refer and the material tasks that they performed.

2. In the second paragraph on page 22, you state that you retained GCA Savvian Advisors, LLC on June 4, 2008 to provide advice on strategic alternatives and

opportunities available to you. However, in the last paragraph on page 21, you state that on May 7, 2008, prior to retaining GCA Savvian, Justin Benson, your Senior Vice President of Business Development and Sales, and Wendy Nieto, your Chief Financial Officer, met with Acresso Software Inc. "to discuss market opportunities and strategic initiatives." Please disclose how and why your representatives identified Acresso as an appropriate party with which to discuss market opportunities and strategic initiatives prior to your retention of GCA Savvian. Also, please disclose whether the timing of this or any other discussion prior your retention of GCA Savvian materially affected the scope of services provided by or fees paid to GCA Savvian.

3. In the fourth paragraph on page 22, you state that members of your management team presented to the board a "summary of various strategic initiatives" related to your businesses. Please discuss the alternatives discussed and why you decided that an acquisition was deemed superior to any other strategic initiative.

4. We note that you participated in several rounds of negotiations with Company A resulting in multiple offers by Company A. Therefore, it appears that the negotiations with Company A went beyond the preliminary inquiry stage. In this regard, please revise your disclosure to identify Company A by name and provide the key terms and values of each offer it made to you.

5. We note that on September 5, 2008, you decided to enter into a non-binding letter of intent with Thoma Bravo, LLC, which included a 15 business day exclusivity period, and that you decided to suspend communications with Company A and any other potential acquirer. Please disclose all the material terms of each offer received from Thoma Bravo and the reason or reasons that ultimately led you to choose Thoma Bravo's offer over Company A's offer.

6. On October 1, 2008, Thoma Bravo, LLC reduced its offering price to you to $4.50 per share. On October 17, 2008, Thoma Bravo again reduced its offering price to you to $4.00 per share. Please disclose whether Thoma Bravo similarly changed any other material terms of its offer to you. In this regard, please discuss further the terms of the equity commitment Thoma Bravo provided to Acresso Software Inc. and how this would impact you.

7. On page 25, you describe a meeting on October 7, 2008 in which management provided "the process for moving forward with alternative strategic transactions." Also, you state that on October 15, 2008, Company A "advised Intraware that it might wish to pursue other available strategic options." Please describe these strategic transactions and options to which you refer and why you decided not to pursue them.

Peter H. Jackson
Intraware, Inc.
November 21, 2008
Page 3

Representations and Warranties, page 49

8. We note your disclosure in the first paragraph of this section that the representations and warranties have been made "solely" for the benefit of the other parties to the merger agreement. Also, we note your disclosure in the second paragraph of this section that investors should "not rely" on the representations and warranties contained in the merger agreement as statements of factual information as of the date they were made or at any other time. Please revise these statements to remove any potential implication that the proxy statement or full merger agreement do not constitute public disclosure under the federal securities laws.

9. We note that on page 49 you state that the representations and warranties included in the merger agreement are qualified by disclosures that were made in connection with the negotiation of the merger agreement and that these disclosures are not reflected in the merger agreement. Also, we note that on page A-7 of your merger agreement that your representations are specifically qualified by the "Company Disclosure Letter." Please provide us a list briefly identifying the contents of all omitted schedules, letters, or similar supplements to the merger agreement.

*   *   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        Please contact Chris Chase, Attorney-Adviser, at (202) 551-3485, John Fieldsend, Attorney-Adviser, at (202) 551-3343, or me at (202) 551-3725 with any questions.

                                      Sincerely,

                                        H. Christopher Owings
                                        Assistant Director

cc: Tony Jeffries, Esq.
        Wilson Sonsini Goodrich & Rosati
        Via Facsimile